July 6, 2006	Larry W. Shackelford
404-504-7651
lws@mmmlaw.com
www.mmmlaw.com

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                               Internet Commerce Corporation
Registration Statement on Form S-3
Filed June 2, 2006
File No. 333-134705

Current Report on Form 8-K filed May 12, 2006
Current Report on Form 8-K/A filed June 5, 2006
File No. 0-24996

Dear Mr. Shuman:

On behalf of Internet Commerce Corporation (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated June 23, 2006. Along with this letter, we are transmitting, for filing, Amendment No. 1 to the Registration Statement on Form S-3 (“Form S-3”), which amends the Company’s filing on Form S-3 filed with the Commission on June 2, 2006 (as amended, the “Amended Form S-3”).

As a courtesy to the Staff, we are providing three paper copies of the Amended Form S-3 under separate cover, two of which have been marked to show the changes effected in the Amended Form S-3 in response to comments of the Staff. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.

We respond to the specific comments of the Staff as follows:

Form S-3

General

1.                                      We note that the Form 8-K/A filed on June 5, 2006, indicates that you will include the pro forma financial information for Enable Corporation required by Item 9.01(b) within 71 days after the date the report initial current report was required to be filed. Please provide to the staff your analysis of the significance of this acquisition under Rule 3-05 of

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

MORRIS, MANNING & MARTIN, LLP

Regulation S-X. You should note that if the acquisition is sufficiently significant, financial information is required to be provided before effectiveness of the Form S-3. In this regard, be advised that Telephone Interpretation S.21 of the July 1997 CF Manual of Publicly Available Telephone Interpretations indicates that the offerings, including secondary offerings, that may proceed without financial statements of the acquired business, as used in the Instructions to Item 9.01 of Form 8-K, refers to offerings pursuant to effective registration statements but does not refer to registration statements that are not yet effective.

Response:

Based upon the analysis below, the Company has determined the acquisition of Enable Corp. (“Enable”) to be a significant subsidiary and therefore the disclosure of audited financial statements for the most recent fiscal year and pro forma financials for Enable is required under Rule 3-05(b)(2) and Rule 11-01(b)(1) of Regulation S-X, respectively. The following is the Company’s analysis under Rules 1-02(w) and 3-05 of Regulation S-X for a significant subsidiary:

Prior to May 9, 2006, the Company had no investments in or advances to Enable Corp. (“Enable”). The total assets of the Company as of the end of the most recently completed fiscal year can be found in the Company’s July 31, 2005 financial statements and were $14,557,790. Below is an analysis of the Company’s investment in Enable.

Purchase Price:

Cash	$ 3,900,000
Common stock	2,935,739
Transaction costs — est.	406,677
Total Purchase Price Consideration	$ 7,242,416

Estimated fair value of assets acquired and liabilities assumed:

Current Assets	$ 1,712,108
Fixed assets	261,520
Identifiable intangibles	3,525,000
Current Liabilities	(611,823)
Fair value of net assets acquired	4,886,805

Goodwill	$ 2,355,611

Using the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X, the Company’s investment in Enable of $7,242,416 was 49.7% of the Company’s total assets as of July 31, 2005, making it a significant acquisition. Enable’s total assets as of May 9, 2006 were reported at $3,924,353 or 27% of the Company’s total assets as of July 31, 2005, making it a significant acquisition under Rule 1-02(w). Because the Company reported income from continuing operations for the year ending July 31, 2005 and Enable reported a loss for its most recent fiscal year ending December 31, 2005,

MORRIS, MANNING & MARTIN, LLP

the test as described in Rule 1-02(w) does not indicate the acquisition of a significant subsidiary. For purposes of Rule 3-05, one of the conditions as tested under Rule 1-02(w) exceeds 40%, but none exceed 50%. Accordingly, the Company has filed the audited financial statements of Enable on the Form 8-K/A dated June 5, 2006 and filed the pro forma financial statements on June 30, 2006.

Selling Stockholders, page 10

2.                                      Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the shares to be offered for resale by the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If any selling stockholders are wholly owned subsidiaries of widely-held entities subject to the periodic reporting requirements of the Exchange Act, you may revise to simply identify the reporting parent.

Response:

The “Selling Stockholders” section of the Form S-3 has been revised to identify, in the footnotes to the selling stockholder table, the persons that have the voting and/or dispositive powers over the shares held by certain selling stockholders.

3.                                      In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. It appears that all selling stockholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, if any selling stockholders are registered broker-dealers, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

Per our discussion with Ms. Toton on June 29, 2006, we have revised the Form S-3 in various places to clarify that these selling stockholders acquired the shares upon the exercise of warrants they received as commissions for their financial services in a previous transaction and to describe the material terms of these warrants.

Where You Can Find More Information, page 12

4.                                      Please revise to update your incorporation by reference section to include the Form 8-K/A filed on June 5, 2006, the Form 10-Q filed on June 12, 2006, and all other documents required to be filed pursuant to Section 13(a) and 15(d) of the Exchange Act.

MORRIS, MANNING & MARTIN, LLP

Response:

The Form S-3 has been updated to include the Forms 8-K filed on May 25, 2006, June 5, 2006, June 9, 2006, June 15, 2006, June 30, 2006 and the Form 10-Q filed on June 12, 2006 in the incorporation by reference section.

Part II

Undertakings

5.                                      Rule 415 and the associated undertaking of Item 512(a) of Regulation S-K were recently amended. Revise to provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Response:

The undertaking section of the Form S-3 has been revised to provide the undertaking set forth in Item 512(a)(5)(ii).

We hope the foregoing information addresses the Staff’s comments regarding the Form S-3. If you have any questions regarding this letter, please do not hesitate to contact me at 404-504-7651.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford

Larry W. Shackelford

cc:	Ms. Rebekah Toten, SEC
Mr. Glen E. Shipley